Organic Spice Imports, Inc.
                             7910 Ivanhoe Ave. #414
                           La Jolla, California 92028


May 11, 2011

H. Roger Schwall
Assistant Director
U.S. Securities & Exchange Commission
Washington, DC  20549

     Re: Organic Spice Imports, Inc.
         Form 10-12G
         File No. 0-54341

Dear Mr. Schwall:

In response to your letter dated May 6, 2011, we reply below using your comment numbers.

     1.   We are filing herewith our amended Form 10.

     2.   The requested revision regarding the reorganized SGO is on page 2.

     3. The requested clarification that the agreement to fund the Company is oral appears on page 3 and a summary as Exhibit 10.1.

     4.   The requested revision regarding exemption from registration was made.

     5.   The requested revision regarding "blank check" status was made.

     6.   The requested revision to Risk Factor No. 19 was made.

     7.   Risk Factor No. 20 has been added in response to this comment.

     8. The requested revision regarding Three Shades for Everybody appears on page 14.

     9. Dinesh Perera, a director of the Issuer, represented the Issuer in the private placement. As noted in the biographies of directors, Mr. Perera was the president of Spicy Gourmet Organics, Inc., the company which went bankrupt and gave rise to this Issuer, and he has been a director of this Issuer since its incorporation on December 30, 2010.
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     10.  The Bankruptcy Plan of Reorganization has been filed as Exhibit 2.1.

The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Ali Balaban                              /s/ Daniel Masters
-----------------------------------          -----------------------------------
Ali Balaban.                                 Daniel Masters
President                                    Secretary
Organic Spice Imports, Inc.                  Organic Spice Imports, Inc.